Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Dosing of First Patient in Phase 2 Clinical Study of ELND005 in Bipolar Disorder

TORONTO, ON, August 30th, 2012 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX:TTH, NASDAQ:TTHI) today announced that its licensing partner, Elan Corporation, plc (“Elan”) has commenced a Phase 2, placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder (BPD 1) to delay the time to occurrence of mood episodes. As the first patient has been dosed in this study, Transition will receive a milestone payment of US$ 11 million from Elan.

This bipolar clinical study is expected to enroll approximately 400 patients with BPD 1. Additional information on the study design and protocol for this study ELND005-BPD201 can be found at http://clinicaltrials.gov/

Bipolar I Disorder (BPD) is a severe form of BPD, also commonly known as manic depressive illness. It is a psychiatric disorder characterized by excessive swings in a person’s mood and energy affecting their ability to function. BPD is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between. The periods of highs and lows are called episodes of mania and depression. BPD is also associated with increased cardiovascular morbidity and suicide risk. The US and EU population of BPD patients is estimated at approximately 3.5 million.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and bipolar disorder. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz

Chief Executive Officer

Transition Therapeutics Inc.

Phone: 416-260-7770, x.223

tcruz@transitiontherapeutics.com